Exhibit 4.37

AMENDMENT TO OFFSHORE TRANSITIONAL SERVICES AGREEMENT

This Amendment to Offshore Transitional Services Agreement is dated as of November 4, 2020, by and between, E-House (China) Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“E-House”), on behalf of itself and other members of E-House Group, and Leju Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Leju”), on behalf of itself and other members of Leju Group.

Reference is made to that certain Offshore Transitional Services Agreement, dated March 10, 2014, by and between E-House and Leju (the “Offshore Transitional Services Agreement”) Capitalized terms used and not defined in this Amendment shall have the meanings given to them in the Offshore Transitional Services Agreement, unless the context otherwise requires.

WHEREAS, each of E-House and Leju desires to effect certain amendments to the Offshore Transitional Services Agreement; and

WHEREAS, pursuant to Section 5(k) of the Offshore Transitional Services Agreement, the terms of the Offshore Transitional Services Agreement may be amended by an instrument in writing executed by a duly authorized representative of each party.

NOW, THEREFORE, each of the undersigned agrees to amend the Loan and Security Agreement as set forth below.

1.                                      Termination Dates. Section 4(a) of the Offshore Transitional Services Agreement shall be deleted in its entirety and replaced by the following paragraph:

“Termination Dates. Unless otherwise terminated pursuant to this Sections 4, this Agreement will be for a term until December 31, 2025, and will terminate with respect to any Service at the close of business on the last day of the Service Period for such Service, unless the parties have agreed in writing to an extension of the Service Period.”

2.                                      Effectiveness. This Amendment shall become effective immediately prior to completion of the sale of interest in Leju by E-House Group to E-House (China) Enterprise Holdings Limited pursuant to an equity transfer agreement dated 31 July 2020.

3.                                      Effect. Except as expressly amended by this Amendment, the Offshore Transitional Services Agreement shall remain in full force and effect as the same was in effect immediately prior to the effectiveness of this Amendment. All references in the Offshore Transitional Services Agreement to “this Agreement” shall be deemed to refer to the Offshore Transitional Services Agreement as amended by this Amendment.

4.                                      Miscellaneous. Section 5(q) (Severability) and 5(s) (Governing Law and Jurisdiction) are hereby incorporated into this Amendment, mutatis mutandis.

5.                                      Counterparts. This Amendment may be executed in one or more counterparts, all of which will be considered one and the same agreement, and will become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party. Delivery of an executed counterpart of a signature page of this Amendment by facsimile or other electronic imaging means will be effective as delivery of a manually executed counterpart of this Amendment.

IN WITNESS WHEREOF, the parties hereto have executed or caused to be executed this Amendment on the date first above written.

For and on behalf of
E-House (China) Holdings Limited

/s/ Zhou Xin
Name: Zhou Xin
Title: Director

For and on behalf of
Leju Holdings Limited

/s/ Zhou Xin
Name: Zhou Xin
Title: Director